SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Buenos Aires, December 23, 2021 – IRSA Inversiones y Representaciones S.A. (NYSE:IRS;BYMA:IRSA), shares a summary of the resolutions adopted at the referenced shareholders’ meeting:

ITEM ONE: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES.
The meeting approved by majority the appointment of the representatives of shareholders ANSES FGS and CRESUD SACIF Y A (CRESUD) to approve and sign the minutes of the Shareholders’ Meeting, jointly with the Chairman.

ITEM TWO: CONSIDERATION OF MERGER BETWEEN IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA (“IRSA”), AS MERGING COMPANY, AND IRSA PROPIEDADES COMERCIALES S.A. (“IRSA PC”), AS MERGED COMPANY, PURSUANT TO THE PROVISIONS OF SECTIONS 82 ET SEQ. OF THE GENERAL COMPANIES LAW AND SECTIONS 80 ET SEQ. OF THE INCOME TAX LAW No. 20,628. CONSIDERATION OF INDIVIDUAL SPECIAL MERGER FINANCIAL STATEMENTS OF IRSA AS OF JUNE 30, 2021; SPECIAL MERGER FINANCIAL STATEMENTS OF IRSA PC AS OF JUNE 30, 2021; CONSOLIDATED MERGER FINANCIAL STATEMENTS OF IRSA AND IRSA PC AS OF JUNE 30, 2021; AND SUPERVISORY COMMITTEE’S AND AUDITOR’S REPORTS. CONSIDERATION OF PRELIMINARY MERGER AGREEMENT BETWEEN IRSA PC AND IRSA DATED SEPTEMBER 30, 2021 AND FURTHER RELATED DOCUMENTS, AUTHORIZATIONS AND DELEGATIONS OF POWERS. APPOINTMENT OF IRSA’S REPRESENTATIVES OR AGENTS WHO SHALL EXECUTE AND DELIVER THE FINAL MERGER AGREEMENT.
The meeting approved by majority:
(i)
The corporate reorganization procedure referred to above for the reasons explained by the Chairman, in particular, the financial, organizational, and operational advantages it implies for IRSA;
(ii)
The Preliminary Merger Agreement between the Company and IRSA PC as executed on September 30, 2021.
(iii)
The Individual Special Merger Financial Statements of IRSA as of June 30, 2021, the Special Merger Financial Statements of IRSA PC as of June 30, 2021; the Consolidated Merger Financial Statements of IRSA and IRSA PC as of June 30, 2021, and the Supervisory Committee’s and Auditor’s Reports;
(iv)
The Exchange Ratio, as follows: (i) 1.40 new shares of IRSA for each common share of IRSAPC; and (ii) 0.56 Global Depositary Shares of IRSA for each American Depositary Share of IRSAPC, authorizing the Company’s directors and/or attorneys-in-fact, if so required by the control authorities, to execute such supplementary documents as deemed suitable for the information on the Exchange Ratio to be transparent and clear, in both the local and foreign markets, including, without limitation, any addenda to the Preliminary Merger Agreement;
(v)
the delegation to the Board of the powers required to agree to non-material changes and/or amendments to the documents under consideration made by the control authorities;
(vi)
in the event that the Argentine Securities Commission materially objects to any of the documents such as giving rise to the need to rectify any of their terms, that such documents be ratified in due course by the shareholders’ meeting;
(vii)
to authorize the members of the Board of Directors and/or attorneys-in-fact of the Company, individually and indistinctly or in such combinations and for such amounts as set forth in the Company’s General Broad Power of Attorney, empowering any of them to execute and deliver the Final Merger Agreement, with sufficient powers to substitute this power of attorney in favor of any other individual that may be deemed suitable.

ITEM THREE: AMENDMENT TO SECTION TWELVE (BOARD OF DIRECTORS) OF THE BYLAWS.
The meeting approved by majority to amend Article Twelve of the Bylaws, to read as follows: “SECTION TWELVE: BOARD OF DIRECTORS. A) Management and administration of the Company’s business is vested in the Board of Directors consisting of such number of members as determined by the shareholders’ meeting, between a minimum of six (6) and a maximum of fifteen (15) regular members, and an equal or smaller number of Alternate Directors who shall replace Regular Directors for any reason, in their order of election. B) One third out of the total number of Directors shall be replaced each year, and each third will serve for a term of three fiscal years. Directors may be reelected indefinitely. For such purpose, the General Ordinary Shareholders’ Meeting that deals with the financial statements as of June 30, 2022 shall determine the initial term of office of the Directors to be elected and shall appoint, for such time only, one third for one fiscal year, one third for two fiscal years, and one third for three fiscal years, so as to satisfy the above mentioned requirement. Without detriment to the foregoing, each Ordinary Shareholders’ Meeting to be held thereafter may decide in each particular case an increase or reduction in the number of Directors (within the minimum and maximum number set forth in this Section) for a term of three fiscal years or such lesser number of fiscal years as may be applicable to give effect to the renewal by thirds at the next ordinary shareholders’ meeting. If at any Ordinary Shareholders’ Meeting the number of directors established were such that, divided by three, would not result in a whole number, such Shareholders’ Meeting may establish the term of office of the Board members so that the term of one third of them expires at the closing of the following fiscal year, the term of the second third of the Board members expires at the closing of the second following fiscal year, and the term of remaining number of Board members expires in the third fiscal year. For purposes of calculating each third, the whole number that is closest to one third shall be considered. C) Notwithstanding rules requiring election by cumulative vote, the Directors shall be elected by slate, so long as no shareholder objects. In the event a shareholder objects, voting shall be for each individual nominee. The slate or individual nominees, as the case may be, shall be elected upon receiving a majority of votes. If no slate were to obtain a majority, there shall be a new vote between the two slates or individual nominees receiving the most votes, and the slate or individual nominees with the most votes shall be deemed elected.”

ITEM FOUR: CONSIDERATION OF INCREASE IN THE AMOUNT OF THE GLOBAL NOTE PROGRAM FOR THE ISSUANCE OF SIMPLE, NON-CONVERTIBLE NOTES, SECURED OR NOT, OR GUARANTEED BY THIRD PARTIES, FOR A MAXIMUM OUTSTANDING AMOUNT OF UP TO US$ 600,000,000 (SIX HUNDRED MILLION U.S. DOLLARS) (OR ITS EQUIVALENT IN ANY OTHER CURRENCY), THE CREATION OF WHICH WAS APPROVED BY THE SHAREHOLDERS’ MEETING DATED OCTOBER 31, 2017, AND THE INCREASE IN THE AMOUNT OF WHICH WAS APPROVED BY THE SHAREHOLDERS’ MEETING DATED OCTOBER 30, 2019, BY AN ADDITIONAL AMOUNT OF UP TO US$ 150,000,000 (ONE HUNDRED FIFTY MILLION U.S. DOLLARS) (OR ITS EQUIVALENT IN OTHER CURRENCIES OR UNITS OF VALUE).
The meeting approved by majority the increase in the Program’s amount, whose current maximum outstanding principal amount is up to US$ 600,000,000 (Six Hundred Million U.S. Dollars) (or its equivalent in other currencies) by an additional amount of up to US$ 150,000,000 (One Hundred and Fifty Million U.S. Dollars) (or its equivalent in other currencies or units of value).

ITEM FIVE: CONSIDERATION OF (I) DELEGATION ON THE BOARD OF DIRECTORS OF THE BROADEST POWERS TO IMPLEMENT THE INCREASE AND/OR REDUCTION IN THE PROGRAM’S AMOUNT, AND DETERMINE ANY TERMS AND CONDITIONS OF THE PROGRAM OTHER THAN THOSE EXPRESSLY APPROVED BY THE SHAREHOLDERS’ MEETING AS WELL AS THE TIME, AMOUNT, TERM, PLACEMENT METHOD AND FURTHER TERMS AND CONDITIONS OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES ISSUED THEREUNDER; (II) RENEWAL OF POWERS FOR THE BOARD OF DIRECTORS TO (A) APPROVE, EXECUTE, GRANT AND/OR DELIVER ANY AGREEMENT, CONTRACT, DOCUMENT, INSTRUMENT AND/OR SECURITY RELATED TO THE INCREASE IN THE PROGRAM’S AMOUNT AND/OR THE ISSUANCE OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES THEREUNDER; (B) APPLY FOR AND SECURE AUTHORIZATION BY THE ARGENTINE SECURITIES COMMISSION TO CARRY OUT THE PUBLIC OFFERING OF SUCH NOTES; (C) AS APPLICABLE, APPLY FOR AND SECURE BEFORE ANY AUTHORIZED SECURITIES MARKET OF ARGENTINA AND/OR ABROAD THE AUTHORIZATION FOR LISTING AND TRADING SUCH NOTES; AND (D) CARRY OUT ANY PROCEEDINGS, ACTIONS, FILINGS AND/OR APPLICATIONS RELATED TO THE INCREASE IN THE PROGRAM’S AMOUNT AND/OR THE ISSUANCE OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES UNDER THE PROGRAM; AND (III) AUTHORIZATION FOR THE BOARD OF DIRECTORS TO SUB-DELEGATE THE POWERS AND AUTHORIZATIONS REFERRED TO IN ITEMS (I) AND (II) ABOVE TO ONE OR MORE OF ITS MEMBERS.
The meeting approved by majority:
(i) to delegate to the Board the broadest powers to: (a) implement the increase and/or reduction in the Program’s amount, and to determine the terms and conditions of the Program, pursuant to the provisions of the Negotiable Obligations Law No. 23,576, as amended and regulated, including the power to establish its amount within the maximum amounts approved by the shareholders’ meeting; (b) the approval and execution of any and all agreements and documents related to the Program and its increase, and the issuance of each series and/or tranche of notes thereunder; and (c) to establish the time and currency of issuance, term, price, form and conditions of payment, kind and rate of interest, use of proceeds and further terms and conditions of each series and/or tranche of notes to be issued under the Program;
(ii) to authorize the Board of Directors to (a) approve, enter into, grant and/or deliver any agreement, contract, document, instrument and/or security related to the increase in the Program’s amount and/or the issuance of the various series and/or tranches of notes thereunder, as the Board of Directors deems necessary or as required by the Argentine Securities Commission, the securities markets of Argentina and/or abroad, Caja de Valores S.A. and/or other comparable entities; (b) to apply for and process before the Argentine Securities Commission the authorization for the public offering of such notes; (c) as applicable, to apply for and process before any competent agency or authorized securities market of Argentina and/or abroad the authorization for listing and trading the notes; and (d) to carry out any acts, proceedings, filings and/or applications related to the increase in the Program’s amount and/or the issuance of the various series and/o tranches of notes thereunder; and
(iii) to authorize the Board to sub-delegate the powers and authorizations referred to in items (i) and (ii) above to one or more of its members, Company managers or any individuals as determined pursuant to the applicable regulations.

ITEM SIX: AUTHORIZATION TO CARRY OUT REGISTRATION PROCEEDINGS RELATING TO THIS SHAREHOLDERS’ MEETING BEFORE THE ARGENTINE SECURITIES COMMISSION AND THE GENERAL SUPERINTENDENCY OF CORPORATIONS.
The meeting approved by majority to appoint attorneys-at-law María Laura Barbosa, Carolina Zang, María Angélica Grisolía, Lucila Huidobro, Cristian Bruno, Gastón Di Iorio, Carla Landi and/or Camila Juarez Cortese and Ms. Andrea Muñoz, empowering them to carry out, individually and separately, all and each of the proceedings for registering the preceding shareholders’ resolutions with the Argentine Securities Commission, the General Superintendency of Corporations and any other national, provincial or municipal agencies that could be applicable, signing briefs, agreeing to and implementing changes, receiving notices, answering governmental remarks (“vistas”), filing and withdrawing documents, signing public notices and taking any other actions that could be necessary to such end.

ITEM SEVEN: CONSIDERATION OF STOCK CAPITAL INCREASE BY A PAR VALUE OF $152,158,215 (ONE HUNDRED FIFTY-TWO MILLION ONE HUNDRED FIFTY-EIGHT THOUSAND TWO HUNDRED AND FIFTEEN PESOS) THROUGH THE ISSUANCE OF 152,158,215 COMMON BOOK-ENTRY SHARES OF $1 PAR VALUE EACH, AND ONE VOTE PER SHARE, ENTITLED TO COLLECT DIVIDENDS UNDER EQUAL CONDITIONS AS THE SHARES OUTSTANDING AT THEIR TIME OF ISSUANCE, TO IMPLEMENT THE EXCHANGE RATIO ARISING FROM THE MERGER; AUTHORIZATION TO APPLY FOR THE PUBLIC OFFERING AND LISTING OF THE REFERRED SHARES WITH THE RELEVANT CONTROL AGENCIES; DELEGATION OF POWERS TO IMPLEMENT THE CAPITAL INCREASE”.
The meeting approved by majority:
1) to approve IRSA’s capital increase by the sum of $152,158,215;
2) to file with the relevant control agencies the application for public offering and listing of the shares resulting from the referred capital increase; and
3) to authorize the Directors and/or attorneys-in-fact appointed under the Company’s General Broad Power of Attorney for Administration Purposes, pursuant to the powers and in such combinations as established thereunder, and attorneys-at-law Carolina Zang and/or María Laura Barbosa and/or María Angélica Grisolía and/or Lucila Huidobro and/or Gaston Di Iorio and/or Cristian Bruno, empowering them individually and separately, to carry out any and all proceedings required to secure the approval of the application for public offering and listing of the shares resulting from the capital increase before the Argentine Securities Commission, Bolsas y Mercados Argentinos S.A – BYMA Listadas, the United States Securities and Exchange Commission (“SEC”) and/or other comparable agencies of Argentina and/or abroad, with powers to execute any documents required to implement the issuance of the shares, and with the broadest powers to execute briefs, agree to and implement changes, receive notices, answer governmental remarks (“vistas”), file and withdraw documents, sign official notices and take any further actions required to such end.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

December 23, 2021	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets